(d)(4)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA FUNDS TRUST

OPERATING EXPENSE LIMITS

Name of Fund1		Maximum Operating Expense Limit
		(as a percentage of average net assets)
				Share Classes
	A	C	I	P	P3	R	R6	W

Voya Strategic Income	1.15%	1.90%	0.72%	0.15%	0.00%	1.40%	0.60%	0.90%
Opportunities Fund

Initial Term Expires August 1, 2017
Term for Class R6 Expires August
1, 2019
Initial Term for Class P Shares
Expires August 1, 2020
Initial Term for Class P3 Shares
Expires August 1, 2020

Effective Date: January 12, 2023, to reflect the removal of Class T shares.

1This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.